

Mail Stop 4628

July 5, 2017

Kenneth DeCubellis
Chief Executive Officer
Black Ridge Oil & Gas, Inc.
110 North 5th Street, Suite 410,
Minneapolis, Minnesota 55403

>   **Re: Black Ridge Oil & Gas, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 23, 2017**
>   **File No. 333-218191**

Dear Mr. DeCubellis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2017 letter.

Prospectus Summary

Business, page 10

1.   We note your response to comment 1. Expand your discussion to disclose the "substantive steps in furtherance of [your] business plan" that you have taken as set forth in your response.

2.   We have considered your response to comment 2; however, the relationship between your continuing operations and those of the SPAC you plan to form remain unclear from your revised disclosure. Please further revise in this section, the Recent Development section and elsewhere in the prospectus to both explain and outline your going-forward activities in pursuing investments in oil and gas assets. Please also revise this section and

the rest of your registration statement to distinguish between your current operations and your intended operations in connection with the formation of a SPAC entity.

Use of Proceeds, page 18

3. Please ensure your use of proceeds disclosure reflects how the net proceeds of the offering will be utilized. Include in your expanded narrative a discussion of additional funding sources, if applicable, for SPAC formation activities. Refer to Instruction 3 to Item 504 of Regulation S-K.

SPAC Sponsorship, page 29

General

4. Please expand your disclosure in this section to fully discuss the scope of the activities you plan to undertake in connection with the formation of a SPAC entity and the amount needed to conduct such operations. Revise to also discuss contingencies such as raising additional funds in furtherance of the formation activities, as well as the timelines and associated costs accompanying your plans. Please ensure your revisions here are consistent with the disclosure in your Use of Proceeds section.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

/s/ Brad Skinner

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Jill R. Radloff
       Bryan J. Pitko
       Stinson Leonard Street LLP